September 1, 2010

BY HAND AND BY EDGAR Robert Telewicz Staff Accountant Securities and Exchange Commission Division of Corporation Finance 100 F Street N.E. Washington, D.C. 20549

RE:	Nationwide Health Properties, Inc. Form 10-K for the year ended December 31, 2009 Filed February 18, 2010 File No. 001-09028
Dear Mr. Telewicz:
Nationwide Health Properties, Inc., a Maryland corporation (the “Company”), is submitting this letter in response to your letter to Abdo H. Khoury, dated August 19, 2010, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Securities and Exchange Commission (the “Commission”) on February 18, 2010 (the “Form 10-K”).
For your convenience, your comment is set forth below, followed by the Company’s response.
Revenue Recognition, page 65
1.	We have reviewed your response to comment number one. For each specific tenant which you have established a specific reserve for their straightline receivable balance or a substantial portion of their outstanding tenant receivables, please tell us whether you have assumed contractual rental receipts or a reduced amount with your undiscounted cash flow model used for assessing impairment. Within your response, please tell us your basis for assuming the reduced amounts and how you determined the magnitude of the reduction. For any tenant for which you have established reserves but for which you have assumed receipt of contractual amounts within your undiscounted cash flow analysis, please tell us the basis for management’s opinion that the tenant will be able to satisfy their contractual obligations.

Response:
We reserve certain straightline rent receivables and tenant receivables for various quantitative and qualitative factors. If the cash flows generated by the tenant’s business operations are less than the contractual cash rent due under the lease, then we use an amount that is lower than the contractual cash rent due under the lease in our undiscounted cash flow models. The lower amount of future rents that is used in the undiscounted cash flow models represents the amount that the business operations of the property can support. Generally, these tenants tend to be poorly capitalized and, based on our past experience, when the business operations of a property do not support the contractual cash rent for an extended period, the tenant becomes past due on contractual cash rent owed for which we establish a reserve. The tenant then generally defaults on the lease and we replace the tenant with a new tenant. In our historical experience, we have typically been able to quickly locate a replacement tenant and set the replacement tenant’s contractual cash rent at a level that the business operations of the property can sustain. As part of all of our undiscounted cash flow analyses, we also factor in applicable re-tenanting costs, including tenant improvement allowances, leasing commissions, and lease inducements.
For those tenants that we have established reserves for qualitative factors (e.g., thinly capitalized operators, recent or impending bankruptcy, etc.) but the cash flows generated from the property’s operations have historically exceeded the contractual cash rents, we have included the contractual amounts within our undiscounted cash flow models. We assume that if the cash flows forecasted to be generated by the business operations of the property are greater than future contractual amounts owed, then we believe it is reasonable to assume that the tenant (or a suitable replacement tenant) could continue to pay the future contractual rent. Furthermore, we prepare the undiscounted cash flow models utilizing a probability weighted approach consistent with ASC 360-10-35-30, which considers the likelihood of alternative courses of action and corresponding cash flows considered to recover the carrying amount of the property.

In connection with our response to your letter, the Company acknowledges the following:
• the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding the foregoing, please contact the undersigned at (949) 718-4413.
Please acknowledge receipt of this letter by file-stamping and returning the enclosed duplicate of this letter to the undersigned.

Respectfully yours, /s/ Abdo H. Khoury Abdo H. Khoury Executive Vice President and Chief Financial and Portfolio Officer

cc:	Kevin Woody, Accounting Branch Chief Securities and Exchange Commission Jonathan L. Friedman, Esq., Skadden, Arps, Slate, Meagher & Flom LLP